Exhibit 16.1

September 1, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Volta Inc. (formerly known as Tortoise Acquisition Corp. II) statements included under Item 4.01 of its Form 8-K dated September 1, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on August 26, 2021, following completion of Tortoise Acquisition Corp. II’s quarterly review for the period ended June 30, 2021, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York